SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NIKE, Inc.
 (Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(Cusip Number)

Travis A. Knight
22990 NW Bennett St.,
Hillsboro, OR 97124
(503) 906-5363
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           Name of Reporting Person:

Swoosh, LLC

2.           Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.           SEC Use Only

4.           Source of Funds: OO (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization:  Delaware

7.           Sole Voting Power:  -0-
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  -0-
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

257,000,000 (1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 15.1% (2)

14.           Type of Reporting Person:  OO
--------------
(1)  Assumes the conversion of 257,000,000 shares of NIKE, Inc. Class A Common Stock, no par value, into shares of NIKE, Inc. Class B Common Stock, no par value.  The Class A Common Stock is convertible at any time into shares of Class B Common Stock on a one-for-one basis.
(2)  Assumes the conversion of all outstanding Class A Common Stock into Class B Common Stock.  The Reporting Person’s percentage of beneficial ownership pursuant to Rule 13d-3(b)(1)(i) under the Act (assuming the conversion of only the 257,000,000 shares of Class A Common Stock owned by the Reporting Person into shares of Class B Common Stock) is 16.0%

Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends its Schedule 13D Statement dated June 30, 2015, as amended by Amendment No. 1 dated December 31, 2015, relating to the Class B Common Stock, no par value, of NIKE, Inc.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

The second sentence of Paragraphs (b)-(c) of Item 2 is hereby amended and restated in its entirety to hereafter be and read as follows:  The principal address of Swoosh, which also serves as its principal office, is Attention:  Travis A. Knight, 22990 NW Bennett St., Hillsboro, Oregon 97124.

Paragraphs (b)-(c) of Item 2 are also hereby partially amended by adding the following:

As previously reported in Items 4 and 6, Philip H. Knight (“PHK”) has held all voting units (the “Class X Units”) of Swoosh since June 30, 2015, thereby entitling him to elect directors to two of the five seats on the  Swoosh Board (the “Class X Board Seats”).  PHK and Travis A. Knight (“TAK”) have each held one Class X Board Seat since December 31, 2015.

On June 30, 2016, PHK sold, in a private transaction, all of the Class X Units of Swoosh to Swoosh X Holdings, LLC (“Holdings”), a Delaware limited liability company wholly owned and controlled by the Travis A. Knight 2009 Irrevocable Trust II, the trustee of which is TAK.  In connection with the closing of the sale of the Class X Units to Holdings, PHK resigned his Class X Board Seat and resigned from his positions as President, Secretary and Treasurer of Swoosh, in each case effective June 30, 2016.  On June 30, 2016, Holdings, in its capacity as the sole Class X Member of Swoosh, appointed TAK as a Class X Director to fill the vacancy created by PHK’s resignation.  As a result of this appointment, TAK now holds both Class X Board Seats on the Swoosh Board.  Also effective June 30, 2016, the Swoosh Board appointed TAK as the President, Secretary and Treasurer of Swoosh.

There has been no change in Swoosh’s three Independent Directors.

On June 30, 2016, PHK resigned as a director of NIKE and was appointed to the position of Chairman Emeritus of the NIKE board of directors.

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 1, 2016

SWOOSH, LLC

By:      /s/ Travis A. Knight
Travis A. Knight, President